Exhibit (a)(1)(ii)
Subject: Arcutis Option Exchange Program Now Open
We are pleased to announce that Arcutis Option Exchange Program opens today! You are receiving this email because you have the opportunity to exchange your underwater options for a smaller number of new Restricted Stock Units (RSUs) through the end of the current option exchange period, expiring on 2/12/2024.
Arcutis has chosen Aon to help with administration of our Option Exchange Program. To access your Option Exchange site, visit this registration site to access your information:
•Direct URL for registration will be
https://equitysolutions.aon.com/UWSO/Participant/Account/Register.
•You will need to provide the following registration code:
•Use your work email address when registering for the Option Exchange website.
You have until 8:59 p.m. Pacific Time on 2/12/2024, to make your election.
Please understand that we cannot advise you on whether or not to participate in the Option Exchange. Participation in the Option Exchange is entirely your decision and at your discretion, and you should make the decision about whether to participate based on your personal circumstances. Arcutis recommends that you consult your tax and financial advisors to address questions regarding your decision.